12012236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2012
Washington DC
123

SEC FILE NUMBER
8- 22567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stofan, Agazzi & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Black Road, Suite 101
(No. and Street)

Joliet	Illinois	60435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Stofan — (815) 729-1266 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mark Stofan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stofan, Agazzi & Company, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

OFFICIAL SEAL
IRENE E CELANDER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 06-19-2012

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stofan, Agazzi & Company, Inc.

Financial Report

December 31, 2011

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

Stofan, Agazzi & Company, Inc.

Financial Report

December 31, 2011

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Stofan, Agazzi & Company, Inc. as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stofan, Agazzi & Company, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

February 23, 2012

Stofan, Agazzi & Company, Inc.

Statements of Financial Condition

Assets		December 31, 2011		December 31, 2010
Cash and cash equivalents	$	316,422	$	243,372
Cash segregated for the exclusive benefit of customers		2,814		2,858
Certificates of Deposit, due within one year		-		75,375
Commissions receivable		172,999		174,364
Deposit with clearing organization		55,327		55,321
Securities owned:				
Marketable		31,863		30,849
Not readily marketable		200		200
Cash surrender value of life insurance		162,054		157,942
Prepaid expenses		22,558		25,781
Income taxes receivable		-		7,232
Loan receivable shareholder		-		10,629
Property, net		24,559		27,629
Total Assets	$	788,796	$	811,552

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statements of Financial Condition

Liabilities and Stockholders' Equity	December 31, 2011	December 31, 2010
Liabilities		
Accounts payable	$ 46,064	$ 36,866
Accrued retirement benefits	85,000	120,000
Income taxes payable	2,422	-
Deferred income taxes	4,423	4,531
Total Liabilities	137,909	161,397
Stockholders' Equity		
Common stock, $0.50 par value, 1,800 shares authorized, 800 shares issued and outstanding	400	400
Additional paid in capital	54,303	54,303
Retained earnings	596,184	595,452
Total Stockholders' Equity	650,887	650,155
Total Liabilities and Stockholders' Equity	$ 788,796	$ 811,552

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statements of Income

	For the Years Ended December 31, 2011	For the Years Ended December 31, 2010
Revenues		
Commissions	$ 1,864,192	$ 1,787,365
Gain (Loss) on firm securities investment account	1,014	6,083
Interest income	5,131	5,219
Other income	31,792	20,850
	1,902,129	1,819,517
Operating Expenses		
Employee compensation and benefits	1,458,636	1,382,693
Clearing charges	170,115	165,525
Occupancy expenses	99,840	100,055
Communications	21,769	19,170
Administrative expenses	110,270	133,754
Legal and professional fees	30,062	11,798
	1,890,692	1,812,995
Net Income Before Income Taxes	11,437	6,522
Income Taxes	10,705	7,846
Net Income (Loss)	$ 732	$ (1,324)

The accompanying notes are an integral part of these financial statements

Stofan, Agazzi & Company, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings
Balance, December 31, 2009	$ 400	$ 54,303	$ 596,776
Net loss			(1,324)
Balance, December 31, 2010	400	54,303	595,452
Net income			732
Balance, December 31, 2011	$ 400	$ 54,303	$ 596,184

The accompanying notes are an integral part of the financial statements.

Stofan, Agazzi & Company, Inc.

Statement of Cash Flows

	For the Years Ended December 31, 2011	For the Years Ended December 31, 2010
Operating Activities		
Net income (loss)	$ 732	$ (1,324)
Adjustments to reconcile income to net cash provided by operating activities:		
Depreciation	7,823	6,406
Loss on disposal of fixed assets	356	1,767
Deferred income taxes	(108)	2,074
Change in firm securities investment account	(1,014)	(6,083)
Changes in operating assets and liabilities:		
Commissions receivable	1,365	(5,249)
Cash segregated for the benefit of customers	44	10
Other assets	3,217	(4,759)
Accounts payable and accrued expenses	(25,802)	(3,140)
Income taxes payable	9,654	(5,386)
Net Cash Used in Operating Activities	(3,733)	(15,684)
Investing Activities		
Increase in cash value of life insurance	(4,112)	(6,415)
Purchase of certificates of deposit	-	(100,737)
Purchase of computers	(5,109)	(11,513)
Proceeds from maturities of certificates of deposit	75,375	278,086
Net Cash Provided by Investing Activities	66,154	159,421
Financing Activities		
Repayment from shareholder	10,629	4,003
Net Cash Provided by Financing Activities	10,629	4,003
Increase in Cash and Cash Equivalents	73,050	147,740
Cash and Cash Equivalents at Beginning of Year	243,372	95,632
Cash and Cash Equivalents at End of Year	$ 316,422	$ 243,372

The accompanying notes are an integral part of these financial statements.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2011

Note 1 - Significant Accounting Policies

Description of Business
Stofan, Agazzi & Company, Inc. is a registered broker dealer. As a securities broker dealer, the Company is engaged in various securities trading and brokerage activities serving a diverse group of individuals. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with First Clearing Corp.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Commission revenues are recognized based on the transaction date of customer trades regardless of when cash is received. Bad debts are written off on a case by case basis.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities Owned
Marketable securities are valued at their quoted market value determined in an active market. The resulting changes in market value are included in income under the heading Gain (Loss) on firm securities investment account. Marketable securities consist entirely of corporate equities.

Not readily marketable securities consist of an investment in stock that is restricted by contractual requirements. This investment is recorded on the cost method.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $7,823 and $6,406 for the years ended December 31, 2011 and 2010 respectively, has been computed using straight line and accelerated rates and is depreciated over lives that range from 3 to 10 years.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less, to be cash equivalents. The Company did not pay any interest during 2011 or 2010. The Company paid income taxes during 2011 and 2010 of $1,159 and $11,158 respectively.

Note 2 - Cash Segregated Under Federal Regulations

As of December 31, 2011 and 2010, cash of $2,814 and $2,858 respectively has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Stofan, Agazzi & Company, Inc.
Notes to Financial Statements
December 31, 2011

Note 3 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2011	December 31, 2010
Furniture and office equipment	$ 75,928	$ 80,147
Less: Accumulated depreciation	51,369	52,518
Total	$ 24,559	$ 27,629

Note 4 - Income Taxes

The Company's effective income tax rate is higher than would be expected primarily because of expenses that are not deductible for tax purposes.

Years prior to 2008 are no longer subject to examination by federal and Illinois tax jurisdictions.

Temporary differences giving rise to the deferred tax liability consist of tax depreciation in excess of book depreciation, accrued commissions for certain shareholders, and unrealized losses.

The provision for income tax expense (benefit) consists of the following:

	2011	2010
Current State	$ 4,401	$ 2,006
Current Federal	6,412	3,766
Deferred State	222	672
Deferred Federal	(330)	1,402
	$ 10,705	$ 7,846

Note 5 – Profit Sharing Plan

The Company maintains a qualified profit sharing retirement plan which includes a deferred savings provision under Internal Revenue Code Section 401(k). All employees of the Company are eligible to participate. Contributions are discretionary and are determined by the Board of Directors annually. Total profit sharing contributions to the plan for the years ended December 31, 2011 and 2010 were $41,891 and $78,136 respectively.

Note 5 – Profit Sharing Plan (Continued)

The Company also matches 25% of a participant's elective Section 401(k) salary deferrals up to 5% of the participating employee's annual compensation. Company contributions for the years ended December 31, 2011 and December 31, 2010 were $43,109 and $41,864, respectively.

Note 6 – Related Party Transactions

Stofan, Agazzi & Company, Inc. paid $60,000 and $60,000 in 2011 and 2010 respectively for the lease of operating facilities to a 30% owner of the Company. In 2011 and 2010 respectively, the Company also paid real estate taxes of $19,521 and $18,766 and condo association fees of $9,238 and $8,665 for 2011 and 2010 respectively related to the operating facilities.

On August of 2009, the Company loaned a 12% owner of the Company $14,632. The note accrues interest at an annual rate of 2.76%, and matures in 5 years. The loan was paid off in 2011.

Note 7 - Concentrations of Credit Risk

The Company maintains deposits at First Community Bank. Interest bearing accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Non-interest bearing accounts are fully insured against loss. As of December 31, 2011, there were no deposits in excess of the insured amount. Cash and money market funds held in various brokerage accounts are not insured against loss and as of December 31, 2011 totaled $4,779.

Note 8 - Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2011, the Company had net capital of $566,083, which was $316,083 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 23.6%.

Note 9 - Control Requirements

There are no amounts, as of December 31, 2011, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 10 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were some reconciling items between the December 31, 2011 unaudited Focus report and this report. The net effect on net capital was a decrease of $62,704.

Net capital as reported on the unaudited Focus report of December 31, 2011	$ 628,787
Decrease in stockholders' equity due to post-Focus audit adjustments	(17,124)
Increase in nonallowable assets	(46,812)
Decrease in haircuts on securities	1,232
Net Capital as Audited	$ 566,083

Note 11 – Contingencies

The company has been named as a respondent in a case that is subject to arbitration through the Financial Industry Regulatory Authority. Discovery for this case has just begun, so any potential loss cannot be estimated. The company believes the suit is completely without merit and intends to vigorously defend its position.

Stofan, Agazzi & Company, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2011

Net Capital		
Stockholders' equity	$	650,887
Add deferred income taxes		4,423
Less nonallowable assets		(84,443)
Net capital before haircuts on security position		570,867
Haircuts on securities		(4,784)
Net capital	$	566,083
Aggregate Indebtedness	$	133,486
Net capital required based on aggregate indebtedness	$	8,899
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	250,000
Excess Net Capital	$	316,083
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	266,083
Percentage of Aggregate Indebtedness to Net Capital		23.6%

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors of
Stofan, Agazzi & Company, Inc.

In planning and performing our audit of the financial statements of Stofan, Agazzi & Company, Inc. as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a material weakness related to the selection and application of accounting principles. This weakness does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 23, 2012

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.
Joliet, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Stofan, Agazzi & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stofan, Agazzi & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stofan, Agazzi & Company, Inc.'s management is responsible for the Stofan, Agazzi & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7 - Check #17540 for $1,408.40 written on 2-18-2011 and Check #17567 for $40.00 written on 4-5-11
SIPC-6 Balance – Check #17624 for $1,039.59 written on 7-25-2011

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting only insignificant differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, noting only insignificant differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2011, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022567 FINRA DEC
STOFAN AGAZZI & CO INC 19*19
2801 BLACK RD STE 101
JOLIET IL 60435-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Irene E. Celander
815-729-1266

2. A. General Assessment (item 2e from page 2) $ 2,198.44

B. Less payment made with SIPC-6 filed (exclude interest) (1,039.59)
07/25/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,158.85

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,158.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,158.85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stofan, Agazzi & Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Business Manager
(Title)

Dated the 15 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan , 2011
and ending Dec , 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,864,192
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	735,094
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	170,115
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,014
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	908
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	39,748
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	37,937
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	984,816
2d. SIPC Net Operating Revenues	$ 879,376
2e. General Assessment @ .0025	$ 2,198.44

(to page 1, line 2.A.)

KLP
Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Stofan, Agazzi & Company, Inc.
Joliet, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2011 to December 31, 2011, which were agreed to by Stofan, Agazzi & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Stofan, Agazzi & Company, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stofan, Agazzi & Company, Inc.'s management is responsible for the Stofan, Agazzi & Company, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7 - Check #17540 for $1,408.40 written on 2-18-2011 and
Check #17567 for $40.00 written on 4-5-11
SIPC-6 Balance – Check #17624 for $1,039.59 written on 7-25-2011

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting only insignificant differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, noting only insignificant differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2011, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2011, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence + Pauckner

Kehlenbrink, Lawrence & Pauckner
February 23, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

022567 FINRA DEC
STOFAN AGAZZI & CO INC 19*19
2801 BLACK RD STE 101
JOLIET IL 60435-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Irene E. Celander
815-729-1266

2. A. General Assessment (item 2e from page 2) $ 2,198.44

B. Less payment made with SIPC-6 filed (exclude interest) (1,039.59)
07/25/2011
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,158.85

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,158.85

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,158.85

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stofan, Agazzi & Company Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Business Manager
(Title)

Dated the 15 day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan , 2011
and ending Dec , 2011

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,864,192
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	735,094
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	170,115
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,014
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	908
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	39,748
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	37,937
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	984,816
2d. SIPC Net Operating Revenues	$ 879,376
2e. General Assessment @ .0025	$ 2,198.44
	(to page 1, line 2.A.)